

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-Mail
Peter Harrington
President and Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building
Road 16, Kilometer 1.3
San Juan, Puerto Rico 00926

> **Re: EVERTEC, Inc.**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 10, 2013**
> **CIK No. 0001559865**

Dear Mr. Harrington:

We have reviewed your amended confidential draft registration statement and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2012.

Summary, page 1

1.   We note your response to prior comment 7. Please provide us with complete copies of the industry research reports you cite for our review. Also, where you cite the July 2012 Nilson report in the prospectus, disclose that its ranking of your competitive status is based upon "total transactions" and indicate whether this is based upon the dollar amount or volume of your transactions. Finally, in your response letter explain how the information you cite in the July 2012 Nilson report supports your claim that you are the largest merchant acquirer in Central America.

2.   We note your response to prior comment 8 and the supplemental support you provided. Please provide us with complete copies of all of the supporting documents for our review. Also, clarify whether Exhibit F is an internal company report or was prepared by someone outside your company. Finally, please address the following information in your response letter:

- Explain how the Nilson report you reference supports your claim that the ATH Network is one of the leading "financial services brands" in Latin America;
- Tell us the source of the data used to prepare Exhibit G. If the data were generated internally by the company, please qualify your claim that ATH branded products were the most frequently used electronic method of payment in Puerto Rico to

indicate that this is the opinion of management or advise why such a qualifier is unnecessary; and

- Provide us with additional support for your claim that you are the leading card issuer and core bank processor in the Caribbean. In this regard, Exhibit H appears to rank banks by market share only in Puerto Rico and, therefore, does not appear to provide support for the claim that Banco Popular de Puerto Rico is the largest bank in the Caribbean. Please also provide us with supplemental support for your claim that there is only one non-bank provider of cash processing services to the U.S. Federal Reserve in each region.

Company Overview, page 1

3.   Please revise your summary to concisely explain what you mean by the term "end-to-end technology platform."

4.   We note your response to prior comment 10. Please clarify how the solutions you describe on page 1 are "mission critical." Also, describe in greater detail what "pure-play vendors" are and the types of "single product[s]" they may provide.

History and Separation from Popular, page 2

5.   We note your response to prior comment 9 and your revised disclosure on page 8. Please revise this section to describe briefly the material terms of the Stockholder Agreement with Popular and Apollo. Address specifically the number of directors that Popular and Apollo have the right to nominate under the Stockholder Agreement and the fact that, following the consummation of the offering, the members of your Board will continue to be nominated in accordance with the terms of the Stockholder Agreement.

Our Competitive Strengths

Broad and Deep Customer Relationships and Recurring Revenue Business Model, page 4

6.   We note your response to prior comment 14. Please revise your disclosure to clarify what you mean by "recurring revenue streams." Also revise your disclosure to discuss briefly the solutions that result in project-based revenues and the solutions that result in recurring revenues.

Our Business, page 6

7.   We note your response to prior comment 16. The services you provide and how the Merchant Acquiring Solutions differ from the Payment Processing Solutions and Business Solutions continues to be unclear. For example, please clarify how the services you provide are similar to the services provided by Visa and MasterCard and how the POS processing, terminal driving solutions and sale and rental of POS devices under

payment processing solutions are different than the sales and deployment of POS devices under Merchant Acquiring Solutions.

Summary of Historic Consolidated and Combined Financial Data, page 12

8.   Your presentation includes 2010 Full Year that combines your successor and predecessor periods for 2010. It is inappropriate to merely combine these columns without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. The Full Year should also be labeled as pro forma information instead of in the context of Non-GAAP. Full Non-GAAP financial statements are generally not appropriate. We refer you to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP. In addition, we note similar presentation on your page 13. Please advise.

Industry and Market Data, page 35

9.   We note your response to prior comment 6 and we reissue part of the comment. Because investors are entitled to rely on the information you provide in the prospectus, please remove the statement that there can be no assurance as to the accuracy or completeness of the information included in the prospectus. Also, we note the statement that "statements as to our market share and market position relative to our competitors are approximated and based on management estimates." Please revise your prospectus wherever such claims about your market share and position are made to indicate clearly that these statements are approximated and based on management estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the nine months ended September 30, 2012 to September 30, 2011

Revenues, page 48

10.   We note your response to prior comment 24. However, you have not described in quantitative terms how each of the factors you identify impacted your revenue. Please revise here and in your revenue discussion for the comparison of the year ended December 31, 2011 to the nine months ended September 30, 2012. Also, provide similar quantitative disclosure for the factors that impacted your operating costs and expenses for the same periods.

Income tax expense (benefit), page 49

11.   We note your expanded disclosure in response to prior comment 25. Please quantify the significant reconciling items that are included in your discussion. We also note your response to the "Other" line item. In consideration that this "Other" line item is your

largest reconciling item as noted in the table on page F-16; please include this in your discussion of income tax expense (benefit). Also, consider revising the line item in your table to more clearly identify the nature of this amount.

Liquidity and Capital Resources, page 53

12.   We have reviewed your response to prior comment 27. While we note that you intend to permanently reinvest such funds outside of Puerto Rico and that the Company's current liquidity requirements would not require the repatriation of these funds, we continue to believe you should provide enhanced liquidity to disclose the amount of cash held by non-Puerto Rican subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Estimates

Revenue and expense recognition, page 59

13.   We note your response to prior comment 34. Clarify whether you bifurcate the arrangement fee to any of the elements within your multiple element arrangement. In this regard, clarify whether all elements are delivered or recognized as revenue at the same time. Indicate whether any of your arrangements include an undelivered element. Revise your disclosures accordingly.

14.   We have reviewed your response to prior comment 35. Please clarify how you have determined that contracts with multiple elements within your Business Solutions segment are immaterial. In this regard, we note your disclosure on page 69 that you offer a full suite of business process management solutions. Tell us if a customer will only engage you for one solution. We also note your disclosure on page 68 that you offer a full suite of merchant support services. Please tell us how you determined that you do not offer multiple element arrangements within your Merchant Acquiring solutions.

Share-based compensation, page 60

15.   We note your expanded disclosure in response to prior comment 29. Your disclosure indicates that a number of key valuation inputs were used. Please expand your disclosure to discuss each of these assumptions used.

Certain Relationships and Related Party Transactions

Cash Depot Subcontract, page 101

16.   The description of the cash depot subcontract provided in response to prior comment 49 appears to contain material information about the agreement that is not disclosed in this

section. Revise the disclosure in this section to include all of the information about the contract provided in your response to comment 49 or advise why such information is not required to be disclosed in the prospectus.

Report of Independent Registered Public Accounting Firm, page F-21

17.   We note your auditor states that it conducted its audits in accordance with <u>auditing</u> standards of the Public Company Accounting Oversight Board (United States). Please have your auditor tell us why they are referring only to "auditing" of the PCAOB instead of all standards. We refer you to PCAOB Auditing Standards No. 1.

Exhibits

18.   We note your response to prior comment 49. With respect to the ATM Network Participation Agreement, the ATH Support Agreement, the Ticketpop Services Agreement, the Venezuela Transition Services Agreement and the Virgin Islands Services Agreement, please tell us in greater detail why you believe each of these agreements is immaterial to you given your relationship with Popular. Also, in regard to the ATH Network Participation Agreement, we note the disclosure on page 99 that Banco Popular has granted you a right of first refusal with respect to any development, maintenance or other technology project related to ATH Network Services and has agreed to use you as the exclusive provider of the ATH Network Services throughout the term of the agreement. Please tell us if these terms appear in your "form ATH Network Participation Agreement." Finally, as your Master Lease Agreement with Banco Popular relates to your principal executive offices, it does not appear to be immaterial to you. Please file the lease and related amendments as exhibits or advise.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact the Assistant Director Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc (by e-mail):   Rosa A. Testani, Esq.
                   Akin Gump Strauss Hauer & Feld LLP